EX 99.4

NETCO ENERGY INC.
1100 – 609 West Hastings Street
Vancouver, BC, Canada V6B 4W4
Tel: 604-331-3376 Fax: 604-688-4712

Netco Announces Private Placement of 15% Convertible Debenture and Flow-through Units

VANCOUVER, March 22, 2004 – Netco Energy Inc. (the “Company”) (TSXV: NEI) is pleased to announce that it has arranged a non-brokered private placement with certain investors of 15% Convertible Debentures (the “Debentures”) for aggregate gross proceeds of up to $1,000,000; and 2,000,000 flow through units (the “Flow-through Units”) at a price of $0.44 per Flow-through Unit, for additional gross proceeds of $880,000.

The Debentures shall have a term of three (3) years and carry interest at 15% per annum, payable quarterly, in arrears. All or any portion of the outstanding principal sum and accrued interest of each Debenture is convertible into units (the “Debenture Units”) in the capital of the Company at a price of $0.55 if converted during the first two years of the Debenture, or at a price of $0.61 if converted during the third year of the Debenture. The Company will grant the Debentureholders a floating charge general security subordinated to existing security agreements in regards to collateral.

Each Debenture Unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant (each, a “Debenture Warrant”).

Each Debenture Warrant entitles the holder to purchase one additional common share at a price of $0.55 per Debenture Warrant. The Debenture Warrants shall expire on the earlier of: (a) the due date of the Debenture or (b) two years from the issuance of the Warrants upon conversion of the Debenture.

Each Flow-through Unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant (each, a “Flow-through Warrant”). Each Flow-through Warrant entitles the holder to purchase one additional common Flow-through share at a price of $0.55 per Flow-through Warrant. The Flow-through Warrants shall expire five years from the issuance of the Flow-through Units.

It is currently anticipated that one of the Company’s directors, John Hislop, will be providing 50% of the gross proceeds to be received from the private placement.

The Company will use the proceeds of the financing to fund the Company’s oil and gas exploration programs in Alberta and for general working capital. The transaction is subject to regulatory approval.

For further information, please contact Chad Wasilenkoff at (604) 331-3376.

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